SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Further information on the
Company's website at
www.braskem.com.br or by
contacting the IR Team:

José Marcos Treiger
Investor Relations Officer
Phone: (55) (11) 3443 9529 jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Phone: (55) (11) 3443 9744 luiz.valverde@braskem.com.br

Luciana Paulo Ferreira
IR Manager
Phone: (55) (11) 3443 9178
luciana.ferreira@braskem.com.br

PETROQUISA DESIGNATES ASSETS IN CONNECTION WITH
ITS OPTION TO INCREASE ITS OWNERSHIP IN BRASKEM

Equity Interests in Copesul, Petroquímica Triunfo and Petroquímica Paulínia make up the list of assets that Petroquisa plans to contribute to Braskem

São Paulo, September 30, 2005 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, today announced that Petroquisa has designated the assets to be contributed to Braskem in the event that Petroquisa exercises its option to increase its ownership interest in the voting share capital of Braskem to up to 30%, in accordance with the terms of the Second Amendment to the Memorandum of Understanding regarding Shareholders Agreement, entered into on April 29, 2005. To exercise this option, Petroquisa is required to contribute its ownership interests in Copesul — Companhia Petroquímica do Sul, Petroquímica Triunfo S.A. and Petroquímica Paulínia S.A.

By agreement of the parties, the final deadline for the exercise of the option has been extended to March 31, 2006, from December 31, 2005, which will allow adequate time for the asset appraisal process to be completed. If effected, the contribution of these assets is expected to generate potential economies of scale, cost gains and other synergies.

“Petroquisa’s decision potentially will have a positive impact on the petrochemical sector and for the country , opening the way for new opportunities for the consolidation of strong and competitive companies that are capable of competing in the international market,” said José Carlos Grubisich, chief executive officer of Braskem. If effected, the contribution of these assets is expected to generate potential economies of scale and cost gains, as well as other synergies.

The consolidation and integration of petrochemical companies is a global trend that increases their economies of scale and competitiveness by creating value for their shareholders and the entire petrochemical and plastics chain. Petroquisa’s strategic planning foresees substantial participation in the development of the Brazilian petrochemical sector, which includes an active role in managing the companies in which it has invested.

Petroquisa will decide whether to exercise the option and increase its ownership interest in the total voting share capital of Braskem to up to 30% after the conclusion of ongoing negotiations concerning a shareholders agreement, in accordance with the results of a review of its strategic planning. In addition, Petroquisa will maintain its autonomy to develop new projects, to continue existing investments in businesses or to form new partnerships with other companies, in each case with the purpose of meeting increased market demand.

The parties have until October 14, 2005 to retain investment banks to perform independent valuations of the assets, calculated using the discounted cash flow method, without giving effect to any control premium. If the value of the assets contributed by Petroquisa exceeds the value of 30% of the voting share capital of Braskem, Petroquisa will be required to subscribe for class "A" preferred shares of Braskem with the excess value of these assets. The total value of the newly issued shares — common and, if necessary, class “A” preferred – will increase the capital of Braskem.

If the value of the assets contributed by Petroquisa is insufficient for Petroquisa to attain 30% of Braskem’s voting share capital, Odebrecht, ODBPAR and Norquisa have agreed to sell to Petroquisa the number of voting common shares of Braskem necessary for Petroquisa to reach the 30% level, for the same price per share as the newly issued Braskem shares.

Petroquímica Paulínia S.A., one of the assets included in the list, is a joint venture that the two companies established on September 16, 2005 to construct and operate a polypropylene plant in the City of Paulínia, in the interior of the State of São Paulo. The establishment of this company, 60% of the total share capital of which is owned by Braskem and the remaining 40% is owned by Petroquisa, demonstrates the confidence that Braskem and Petroquisa have in the economic development of Brazil and the Brazilian petrochemical sector, a process which may be accelerated with a more prominent role for Petroquisa in the sector.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin
American, and is among the three largest Brazilian-owned private industrial companies. The company operates 13 manufacturing plants located throughout Brazil, and has an annual production capacity of 5.8 million tons of resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer